UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Updated Ratings of Formula and its Secured Debentures

On December 31, 2019, Midroog (a subsidiary of Moody's Corporation) issued a report in which it upgraded the credit rating that it had assigned to Formula Systems (1985) Ltd. (“Formula” or the “Company”) and Formula’s outstanding, non-convertible, secured Series A debenture series. That same report also rated, for the first time, Formula’s outstanding, non-convertible, secured Series C debenture series.

In its report, Midroog upgraded the credit rating for Formula as an issuer and for Formula’s Series A debenture series from A1.il to Aa3.il, with a stable outlook, while initially rating the Series C debenture series as Aa3.il, also classifying its outlook as stable. The Series A and Series C debentures are secured by first-priority security interests in the shares of the following subsidiaries held by the Company— Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V. (“Sapiens”) and Magic Software Enterprises Ltd. (“Magic Software”).

As previously reported by the Company, on August 12, 2019, S&P Maalot (a subsidiary of S&P Global and the other rating agency covering Formula and its debentures) reaffirmed its rating for the Company’s Series A and Series C debentures series as ilAA-, while maintaining a credit rating of ilA+ for the Company as an issuer.

Formula effected the public offering of its Series A debentures in Israel in September 2015 pursuant to its shelf offering report that it published on September 10, 2015 and in accordance with Formula’s shelf prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange, dated August 7, 2015, as amended on September 3, 2015. The public offering was described in Formula’s Reports of Foreign Private Issuer on Form 6-K (each, a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on August 10 and September 16, 2015. As described in the Form 6-K furnished by Formula to the SEC on January 24, 2018, Formula sold, in a private placement with qualified investors in Israel, an additional, aggregate 150 million New Israeli Shekels principal amount of non-convertible, secured Series A debentures, by means of an increase in the outstanding principal amount of that series.

Formula’s Series C debentures were publicly offered by the Company in Israel in March 2019 pursuant to its shelf offering report that it published on March 28, 2019 and in accordance with Formula’s shelf prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange, dated March 25, 2019. The public offering was described in Formula’s Forms 6-K furnished to the SEC on March 26, 2019 and April 1, 2019.

No U.S. Offering

The public offerings and private placements of the Series A and Series C debentures (as applicable) were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in overseas directed offerings (as defined in Rule 903(b)(i)(ii) under the Securities Act), and were exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The offerings of the debentures were not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: January 7, 2020	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer